Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

[1-800-789-6771]

[MassMutualAscend.com]

1-YEAR DECLARED RATE STRATEGY

Crediting Strategy Endorsement

This is your Crediting Strategy endorsement for the 1-Year Declared Rate Strategy. It describes how interest is credited for this Crediting Strategy, and the terms and conditions that apply to this Strategy.

ENDORSEMENT SPECIFICATIONS

Contract Number:	[000000000]
Owner{s}:	[JOHN DOE][ & ][JANE DOE]
Term Length:	1 Year
Guaranteed Minimum Interest Rate:	[1%]
Endorsement Effective Date:	[August 12, 2024]

This endorsement is a part of your Contract. It is not a separate contract. In all cases of conflict with the other terms of the Contract, the provisions of this endorsement shall control.

Signed for us at our office as of the Endorsement Effective Date.

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

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Interest Crediting

Interest is credited daily on amounts held under this Crediting Strategy based on a fixed interest rate with annual compounding.

Interest Rate

The fixed interest rate for this Crediting Strategy is declared by the Company, at its discretion, before the start of the Term. It is guaranteed for the entire Term. The Company, at its discretion, may declare a new interest rate for each subsequent Term. For a Term, different rates may apply with respect to amounts attributable to Purchase Payments received on different dates.

Guaranteed Minimum Interest Rate

In any event, the fixed interest rate for a Term shall never be less than a rate that compounds to an annual effective rate equal to the Guaranteed Minimum Interest Rate set out in the Endorsement Specifications.

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